UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-7444

(Check One):      [X] Form 10-K      [   ] Form 11-K      [   ] Form 20-F      [   ] Form 10-Q      [   ] Form N-SAR

             For Period Ended: September 30, 2002

[ ]	Transition Report on Form 10-K	[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form 20-F	[ ]	Transition Report on Form N-SAR
[ ]	Transition Report on Form 11-K
             For the Transition Period Ended: ________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of registrant      Oakwood Homes Corporation

Former name if applicable      N/A

Address of principal executive office      7800 McCloud Road, Greensboro, NC

City, state and zip code      Greensboro, NC 27409

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As reported in the Company’s Current Report on Form 8-K filed on November 18, 2002, the Company and certain of its subsidiaries filed for relief under Chapter 11 of the United States Bankruptcy Code on November 15, 2002. In connection with these bankruptcy proceedings, the Company has been working with lenders in order to secure debtor-in-possession financing and to obtain the approval of the bankruptcy court for any such financing. The preparation of the documents for the bankruptcy filing and additional information required by the bankruptcy court, along with the preparation of information required for the Company to negotiate the debtor-in-possession financing and to prepare a plan of reorganization to submit to the Bankruptcy Court has required the Company’s management and accounting personnel to devote significant amounts of time and has resulted in the Company’s inability to file the Form 10-K without unreasonable effort or expense. These recent events significantly impact the information necessary to file the Form 10-K, and additional time is needed to accurately complete such information.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Suzanne Wood (336) 664-2986

(Name) (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

If the answer is no, identify report(s)

[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

For the fourth quarter of fiscal 2002, the Company will report an approximately $94 million loss, compared to a $50 million loss for the corresponding period of fiscal 2001. This change is due primarily to restructuring charges and asset impairment charges.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Oakwood Homes Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date December 30, 2002	By:	/s/ Suzanne H. Wood

Title: Executive Vice President and Chief Financial Officer